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                                                                    Exhibit 20.1

Final

PRESS CONTACT:                                       INVESTOR RELATIONS CONTACT:
Jeanette Gibson                                      Roberta De Tata
Cisco Systems, Inc.                                  Cisco Systems, Inc.
(408) 525-8965                                       (408) 527-6388
jegibson@cisco.com                                   rdetata@cisco.com

ANALYST RELATIONS CONTACT:
Art Rangel
Cisco Systems, Inc.
(408) 853-5705
arangel@cisco.com


     CISCO SYSTEMS COMPLETES ACQUISITIONS OF AIRONET WIRELESS COMMUNICATIONS


     SAN JOSE, Calif., March 15, 2000 -- Cisco Systems, Inc., today announced it has completed the acquisition of Aironet Wireless Communications, Inc. of Akron, Ohio.

     On November 9, 1999, Cisco announced a definitive agreement to acquire Aironet Wireless Communications, a leading developer of high-speed wireless LAN products. Under the terms of the agreement, each share, option and warrant of Aironet will be converted to 0.637 share of Cisco common stock. Following Cisco's 2-for-1 stock split payable March 22, 2000, the exchange ratio will be adjusted to 1.274 shares of Cisco common stock. This transaction is being accounted for using purchase accounting.

ABOUT CISCO SYSTEMS

     Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com.


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Cisco, Cisco Systems, and the Cisco Systems logo are registered trademarks of
Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.